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                                                                    EXHIBIT 99.2

(VIVENDI LOGO)


                                  PRESS RELEASE

Paris, December 10, 2004 - Vivendi Universal (Paris Bourse: EX FP; NYSE: V) is pleased to announce that Canal+ Group has won the entire call for tender launched by the French National Football League. Canal+ Group will offer its subscribers exclusive rights to view all League 1 championship matches. Starting with the 2005 season, and for three consecutive seasons, all its subscribers will be able to watch all of the League 1 matches at the best viewing times.

This strategic industrial investment will contribute to and accelerate the development of Canal+ Group. It will also enhance its value to Vivendi Universal shareholders.

More than ever before, Canal+ Group consolidates its position as the unrivalled leader in pay-TV in France, by reinforcing its twin strengths: sports and films.

Jean-Rene Fourtou, Chairman and Chief Executive Officer of Vivendi Universal announced: "I am happy with Canal+ Group's great success. I asked Bertrand Meheut to invest an amount that was both reasonable in view of the size of Vivendi Universal and that would allow us to achieve our goals, in other words, invest for the future. And the future will show us just how decisive this day is for the ongoing development of Canal+ Group".

Important Disclaimer:

This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to, the risk that the benefits to the business of Canal+ Group, as well as to Vivendi Universal's shareholders, may not be reflected exactly as set forth above; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and the French Autorite des Marches Financiers. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal. Vivendi Universal does not undertake, nor has any obligation, to provide, update or revise any forward-looking statements.


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